Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284566

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

SUPPLEMENT NO. 11 DATED JULY 23, 2025

TO THE PROSPECTUS, DATED FEBRUARY 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of StratCap Digital Infrastructure REIT, Inc., dated February 14, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering;

•	to update certain portfolio metrics in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt”;

•	to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of August 1, 2025;

•	to disclose the calculation of our June 30, 2025 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	to update disclosure of our historical NAV per share;

•	to provide an update regarding our management;

•	to update disclosure of our stock ownership by certain beneficial owners and management; and

•	to disclose an update to our risk factors.

Status of Our Offering

Our registration statement on Form S-11 for our initial public offering, or the Offering, of $575,000,000 of shares of Class D shares, Class I shares, Class S shares and Class T shares, consisting of up to $500,000,000 of Class D shares, Class I shares, Class S shares and Class T shares in our primary offering and up to $75,000,000 of Class D shares, Class I shares, Class S shares and Class T shares pursuant to our distribution reinvestment plan, was declared effective by the U.S. Securities and Exchange Commission on February 14, 2025. As of the date of this Supplement, we had accepted investors’ subscriptions for and issued approximately 911,130 shares of Class I common stock and 29,826 shares of Class T common stock, resulting in receipt of gross proceeds of approximately $9,322,750 and $315,000, respectively.

Investments in Real Estate and Real Estate Debt

The following information replaces the final paragraph on page 106 of the Prospectus in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt” as originally set forth in Supplement No. 2 dated March 4, 2025 to the Prospectus:

As of June 30, 2025, on a combined basis, the total asset value, measured as the gross asset value based on fair value, was $155,701,492. Further, as of June 30, 2025:

•	Towers and rooftop easements were 35% occupied, with a remaining capacity of 65% and had a weighted average remaining lease term, including renewals, of 25.4 years, with weighted average annual rent escalators of 2.4%; and

•	Data centers were 100% occupied with a weighted average remaining lease term, excluding renewals, of 7.7 years and weighted average annual rent escalators of 1.9%.

August 1, 2025 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Class	Transaction Price (per share)	Purchase Price (per share)
Class T Share	$10.2274	$10.5854
Class S Share	$10.1873	$10.5439
Class D Share	$10.1873	$10.3401
Class I Share	$10.1873	$10.1873

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2025 NAV Per Share

Our board of directors has appointed an audit committee comprised of independent directors, which we refer to herein as the audit committee, to be responsible for the oversight of the valuation process. The audit committee has adopted a valuation guideline, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The Company’s NAV per share for each class of stock is calculated by StratCap Digital Infrastructure Advisors II, LLC, a Delaware limited liability company (our “Advisor”), and reviewed and confirmed by the audit committee.

Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.digitalinfrastructurereit.com and is also available on our toll-free information line at (888) 292-3178. Please see “Net Asset Value Calculations and Valuation Guidelines” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Kroll, LLC, or Kroll, the independent valuation advisor we engaged to review internal valuations prepared by our Advisor for reasonableness. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our Advisor for our property and certain real estate debt, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately and solely responsible for the determination of our NAV. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our audit committee. Our audit committee and board of directors have approved the NAV per share for each share class with outstanding shares as of June 30, 2025, as calculated by our Advisor.

As of June 30, 2025, through wholly-owned subsidiaries of SWIF II Operating Partnership, LP (the “Operating Partnership”), we own 100% of the fee simple interest in 44 towers with associated ground leases or easements, two data centers, 66 tenant leases and other related assets, as well as a 51% interest, through our joint venture with DataCom LP (the “DataCom Joint Venture”), which is an unconsolidated joint venture, in 140 towers with associated ground leases or easements, two rooftop easements, 208 tenant leases and other related assets.

The total NAV presented in the following tables includes the NAV of the holders of the Company’s Class A shares (not offered in the Offering), Class AX shares (not offered in the Offering), Class I shares and Class IX shares (not offered in the Offering), as well as partnership interests of the Operating Partnership held by parties other than the Company. As of June 30, 2025, no Class D shares or Class S shares were outstanding. The following table provides a breakdown of the major components of the Company’s total NAV as of June 30, 2025:

Components of NAV	June 30, 2025
Investment in real estate	$87,642,764
Investment in Datacom Joint Venture	53,760,090
Cash and cash equivalents	618,187
Due from affiliate	276,524
Tenant and other receivables	(317,423)
Prepaid and other assets – net	6,319,087
Redemptions Payable	(2,019,553)
Accounts payable and accrued liabilities	(3,091,998)
Due to affiliates	(1,794,826)
Distributions payable	(378,929)
Deferred rental revenue	(139,577)
Intangible liabilities – net	-
Loan payable	(34,840,795)
Interest expense payable	(119,782)
Unamortized expense support repayment/O&O(1)	16,759,525
Performance participation allocation payable to affiliate	(1,113,218)
Net asset value	$121,560,077

(1)	Unamortized expense support repayment represents certain operating expenses and organizational and offering costs funded by the Company that are transaction costs and other professional fees that the Company has incurred since its inception. Such operating expenses and organizational and offering costs were recognized under the expense support agreement and advisory agreement (together, the “Agreements”), respectively, and are added back to the Company’s net asset value until they are amortized and recognized by the Company in accordance with the Agreements. Such amounts have an economic contractual benefit of four to five years, and therefore, for purposes of the net asset value calculation, are capitalized as an adjustment to the Company’s net asset value and amortized over the four- to-five-year period as a reduction of the outstanding unamortized balance. As of June 30 2025, the unamortized expense support repayment balance was $16,759,525, with operating expenses being amortized over a four-year period from date of occurrence and organizational and offering costs beginning to be amortized over a five-year period, decreasing the outstanding unamortized balance, and the amount payable by the Advisor to the Company, over the respective periods based on an amortization schedule maintained by the Company. On February 10, 2025, the Advisor executed a non-interest bearing promissory note, or the Promissory Note, in favor of the Company for reimbursement to the Company of any portion of the $16,759,525 that is not recognized within the four and five- year periods in which such amounts were originally incurred, with such amount, if any, payable by the Advisor to the Company at the expiration of the Agreements respective four and five-year period. In the event of the liquidation of the Company, the remaining unamortized amounts, if any, would be repaid by the Advisor to the Company. The $16,759,525 has not been recognized as a receivable on the Company’s consolidated financial statements in accordance with generally accepted accounting principles in the United States, as the settlement of any unamortized balance of such amount payable by the Advisor to the Company is contingent upon the occurrence of certain future events pursuant to the terms of the Agreements. On February 10, 2025, HMC Capital executed a Limited Guarantee to guarantee the Advisor’s obligations under the Promissory Note.

The following table provides a breakdown of the Company’s total NAV and NAV per share/unit by class as of June 30, 2025:

	Class A Shares	Class AX Shares	Class I Shares	Class IX Shares	Class T Shares	Class P Units(1)	Class PX Units(1)	Total(2)
Net Asset Value	$48,023,158	$14,666,644	$22,041,092	$17,751,044	$96,578	$17,103,368	$1,878,177	$121,560,077
Number of Outstanding Shares	4,716,187	1,442,777	2,163,579	1,743,354	9,443	1,666,029	183,854	11,925,233
NAV/Share	$10.1826	$10.1656	$10.1873	$10.1821	$10.2274	$10.2659	$10.2156	$10.1935

(1)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

(2)	As noted above, Class A shares, Class AX shares and Class IX shares are not offered in this offering. Such shares were offered in the Company’s private offering, which terminated prior to the commencement of this offering.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Cell Towers	6.27%	4.43%
Data Centers	7.25%	6.25%

These assumptions are determined by our Advisor, and reviewed for reasonableness by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Cell Towers Investment Values	Data Center Investment Values
Discount Rate	0.25% decrease	2.05%	1.89%
Discount Rate	0.25% increase	-2.00%	-1.84%
Exit Capitalization Rate	0.25% decrease	4.31%	2.50%
Exit Capitalization Rate	0.25% increase	-3.83%	-2.31%

Historical NAV Per Share

The following supersedes and replaces the subsection entitled “Historical NAV Per Share” on page 179 of the Prospectus:

During our private offering, we published a quarterly NAV per share calculated as of each fiscal quarter ended during the period from June 30, 2023 through September 30, 2024. Our historical quarterly NAV per share for each class of shares were determined by our Advisor based on the net asset values of our investments and the addition of any other assets (such as cash on hand), and the deduction of any other liabilities.

The following table presents our historical quarterly NAVs per share for Class A shares (not offered in this offering), Class AX shares (not offered in this offering), Class I shares, Class IX shares (not offered in this offering) and our operating partnership units, or Class P OP Units and Class PX OP Units, that are held by our Advisor and third-parties other than us. Class D shares, Class DX shares (not offered in this offering), Class S shares and Class T shares are omitted from below since none were outstanding as of any of the periods listed below:

Date	Class A	Class AX	Class I	Class IX	Class P OP Units	Class PX OP Units
June 30, 2023	$10.0436	$10.0436	$10.0436	$10.0436	$10.0543	$10.0543
September 30, 2023	$10.0583	$10.0464	$10.0544	$10.0554	$10.0744	$10.0395
December 31, 2023	$10.2426	$10.2233	$10.2352	$10.2343	$10.2511	$10.2223
April 30, 2024	$10.2654	$10.2403	$10.2590	$10.2732	$10.2732	$10.2408
June 30, 2024	$10.2520	$10.2271	$10.2494	$10.2625	$10.2656	$10.2328
September 30, 2024	$10.3626	$10.3389	$10.3532	$10.3685	$10.4156	$10.3764

We began determining our NAV on a monthly basis, instead of quarterly, for our shares and Class P OP Units and Class PX OP Units commencing with the monthly NAV per share calculated as of November 30, 2024. With the approval of our board of directors, including a majority of our independent directors, we engaged Kroll, LLC, an independent valuation firm, as an independent valuation advisor commencing with our monthly NAV per share calculated as of November 30, 2024, to review internal valuations prepared by our Advisor for reasonableness. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our Advisor for our property and certain real estate debt, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately and solely responsible for the determination of our NAV.

The following table presents our historical monthly NAVs per share for Class A shares (not offered in this offering), Class AX shares (not offered in this offering), Class I shares, Class IX shares (not offered in this offering), Class T shares and our operating partnership units, or Class P OP Units and Class PX OP Units, that are held by our Advisor and third-parties other than us. Class D shares, Class DX shares (not offered in this offering) and Class S shares are omitted from below since none were outstanding as of any of the periods listed below:

Date	Class A	Class AX	Class I	Class IX	Class T(1)	Class P OP Units	Class PX OP Units
November 30, 2024	$10.3065	$10.2817	$10.2984	$10.3100	-	$10.3659	$10.3277
December 31, 2024	$10.3272	$10.3032	$10.3185	$10.3321	-	$10.3907	$10.3524
January 31, 2025	$10.2226	$10.1988	$10.2133	$10.2271	-	$10.2927	$10.2524
February 28, 2025	$10.3311	$10.3074	$10.3287	$10.3337	-	$10.4054	$10.3655
March 31, 2025	$10.2413	$10.2220	$10.2317	$10.2479	-	$10.3162	$10.2770
April 30, 2025	$10.2476	$10.2284	$10.2370	$10.2521	-	$10.3246	$10.2857
May 31, 2025	$10.2484	$10.2291	$10.2300	$10.2468	$10.1914	$10.3031	$10.2649
June 30, 2025	$10.1826	$10.1656	$10.1873	$10.1821	$10.2274	$10.2659	$10.2156

(1) No Class T shares were outstanding for the periods during which no monthly NAV per share is presented.

Updates to Our Management

Effective as of July 22, 2025, Abarna Meecham resigned as our interim Chief Financial Officer, Treasurer and Secretary, as interim Chief Financial Officer, Treasurer and Secretary of StratCap Digital Infrastructure Advisors II, LLC, our Advisor, and as interim Chief Financial Officer, Treasurer and Secretary of StratCap Investment Management, LLC, our Sponsor. In connection with Ms. Meecham’s resignation, effective as of July 22, 2025, our board of directors appointed Michael Weidner to serve as Chief Financial Officer and Treasurer of the Company and Adam Baxter to serve as Secretary of the Company. Additionally, effective as of July 22, 2025, Michael Weidner was appointed to serve as Chief Financial Officer and Treasurer of our Advisor and our Sponsor and Adam Baxter was appointed to serve as Secretary of our Advisor and our Sponsor.

Executive Officers and Directors

The following table supersedes and replaces the table of our executive officers and directors beginning on page 113 of the prospectus in the “MANAGEMENT - Executive Officers and Directors” section of the prospectus:

Name	Age*	Position
James Condon	44	President and Chairman of the Board
Michael Weidner	41	Chief Financial Officer and Treasurer
Adam Baxter	49	Secretary and Director
Daniel Green	52	Independent Director and Chairperson of the Audit Committee
Kate Mitchell	44	Independent Director
Jeff Hersh	44	Independent Director
Kimberly Arth	44	Independent Director
Isiah Thomas	64	Independent Director
Simon Mitchell	51	Director
Andrew Selim	45	Director

*As of June 30, 2025.

Ms. Meecham’s biographical information on page 114 of the prospectus is hereby deleted in its entirety. The following biographical information of Mr. Weidner is hereby inserted in the “MANAGEMENT - Executive Officers and Directors” section of the prospectus beginning on page 113:

Mike Weidner has served as our Chief Financial Officer and Treasurer and as Chief Financial Officer and Treasurer of our Sponsor and our Advisor since July 2025. Mr. Weidner joined HMC Capital Limited (ASX: HMC) (“HMC Capital”) as the Head of Finance – US in June 2025, overseeing the finance function across HMC’s US portfolio. Prior to joining HMC Capital, Mr. Weidner worked at Macquarie Group (ASX: MQG) (“Macquarie”), a global investment bank and asset manager headquartered in Australia, from June 2013 to June 2025 in their New York office. Mr. Weidner worked in various roles with a focus on financial control, technical accounting, and principal transaction advisory within Macquarie’s Financial Management group, including, most recently, as the Head of Finance in the US for the Macquarie Capital business from March 2022 to June 2025. Prior to that role, from July 2020 to March 2022, Mr. Weidner served as a Vice President of Financial Control at Macquarie. Prior to joining Macquarie, Mr. Weidner worked for Crowe Horwath LLP, a public accounting firm, in their audit, tax, and transaction advisory service practice from 2006 to 2013. Mr. Weidner graduated from Loyola University in Maryland in May 2006 and holds a Bachelor of Science in Business Administration. He is a licensed Certified Public Accountant in the state of New York.

The following biographical information of Mr. Baxter supersedes and replaces Mr. Baxter’s biographical information in the “MANAGEMENT - Executive Officers and Directors” section of the prospectus on page 117:

Adam Baxter has served as a member of our board of directors since September 2024 and as our Secretary and as Secretary of our Sponsor and Advisor since July 2025. Mr. Baxter has been a Managing Director with HMC Capital, the parent company of our Sponsor, since September 2024. In this role, Mr. Baxter oversees growth initiatives and corporate development for HMC Capital in North America. Mr. Baxter has over 22 years’ experience across roles within the law, investment banking and asset management. Prior to his role at HMC Capital, Mr. Baxter was a Managing Director of Argo Infrastructure Partners from March 2023 to September 2024, and a Managing Director at Macquarie Group in New York from May 2005 to February 2023. Within these roles, Mr. Baxter has extensive experience across infrastructure investment, capital raising and asset management, including within the infrastructure real estate sector. Before this, Mr. Baxter was a barrister and solicitor in Australia with Mallesons Stephen Jaques, where he practiced corporate and securities law. Mr. Baxter holds a Bachelor of Commerce and a Bachelor of Laws from Murdoch University in Australia, and also holds FINRA Series 7, 24 and 63 licenses. Mr. Baxter is a valuable member of our board of directors because of extensive financial, investment and asset management experience, including in infrastructure real estate.

Key Executives of the Advisor

The following table supersedes and replaces the table of our Advisor’s key executive officers beginning on page 117 of the prospectus in the “MANAGEMENT - Key Executives of the Advisor” section of the prospectus:

Name	Age*	Position
James Condon	44	President, Chairman of the Board and Member of Investment Committee of our Sponsor
Michael Weidner	41	Chief Financial Officer and Treasurer
Brandon Hunt	39	Chief Operating Officer and Member of Investment Committee of our Sponsor
Erik Rostvold	48	Chief Risk Officer and Member of Investment Committee of our Sponsor
Simon Mitchell	51	Member of Investment Committee of our Sponsor
Bryan B. Marsh III	66	Head of Data Center Investments and Member of Investment Committee of our Sponsor
Chris Flynn	57	Chief Investment Officer of Data Centers and Member of Investment Committee of our Sponsor
Scott Riggs	61	Head of Wireless Investments and Member of Investment Committee of our Sponsor
Eric Graham	48	General Counsel, SVP of Strategic Initiatives and Member of Investment Committee of our Sponsor
Adam Baxter	49	Secretary

* As of June 30, 2025.

The backgrounds of James Condon, Michael Weidner and Adam Baxter are described in the “Management - Executive Officers and Directors” section of this prospectus.

Stock Ownership of Certain Beneficial Owners and Management

The following supersedes and replaces the section of the Prospectus entitled “STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” beginning on page 180:

The following table sets forth, as of July 22, 2025, information regarding the number and percentage of shares of our common stock owned by each director, our executive officers, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. The address for each of the persons named below is in care of our principal executive offices at 30 Rockefeller Plaza, Suite 2050, New York, NY 10112.

Name of Beneficial Owner	Number of Class I Shares Beneficially Owned		Number of Class IX Shares Beneficially Owned		Percent of Shares Beneficially Owned
StratCap Investment Management, LLC(1)	844,486		24,128		7.0%
Directors
James Condon		(2)		(2)	*
Daniel Green	-		6,615		*
Jeff Hersh	-		4,410		*
Kate Mitchell	-		4,410		*
Kimberly Arth	-		2,635		*
Isiah Thomas	-		1,527		*
Simon Mitchell		(3)		(3)	*
Andrew Selim		(4)		(4)	*
Adam Baxter		(5)		(5)	*
Executive Officers
Michael Weidner	-		-		-
All officers and directors as a group (10 persons)					*

* Represents less than 1%.

(1) StratCap Investment Management, LLC is wholly-owned by StratCap, LLC, which is wholly-owned by HMC USA Holdings LLC, which is wholly-owned by HMC Capital. As a result, the shares disclosed as beneficially owned by StratCap Investment Management, LLC are also included in the aggregate number of shares beneficially owned by Messrs. Mitchell, Selim and Baxter. The address of each of StratCap Investment Management, LLC and StratCap, LLC is 30 Rockefeller Plaza, Suite 2050, New York, NY 10112 and the address of HMC Capital is Level 7, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia.

(2) Mr. Condon is an officer of HMC USA Holdings LLC, which is wholly-owned by HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares, and may be deemed to be an indirect beneficial owner of shares held by StratCap Investment Management, LLC. Mr. Condon disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3) Mr. Mitchell is a Managing Director of HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares, and may be deemed to be an indirect beneficial owner of shares held by StratCap Investment Management, LLC. Mr. Mitchell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) Mr. Selim is an officer of HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares, and may be deemed to be an indirect beneficial owner of shares held by StratCap Investment Management, LLC. Mr. Selim disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5) Mr. Baxter is a Managing Director of HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares. Mr. Baxter disclaims beneficial ownership of the shares held by StratCap Investment Management, LLC, except to the extent of his pecuniary interest.

Update to Our Risk Factors

The following supersedes and replaces the risk factor entitled “Financial volatility and geopolitical instability outside of the U.S. may adversely impact the U.S. and global economies” on page 30 of the Prospectus:

Financial volatility and geopolitical instability outside of the U.S. may adversely impact the U.S. and global economies.

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict, the Israel-Hamas conflict and military action by the U.S. involving Iran. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia, the escalation of the Israel-Hamas conflict and the U.S. military action in Iran and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. We could experience negative impacts to our business and results of operations as a result of macroeconomic, geopolitical and other challenges, uncertainties and volatility. It is not possible to predict to what extent the foregoing events may negatively impact economies around the world, including the U.S. economy. Continued adverse economic conditions could have a material adverse effect on our business, financial condition, and results of operations.